Exhibit 99.1

Amira Nature Foods Ltd Announces Offering of $225 Million Senior Secured Second Lien
Notes and $35 Million Senior Secured Revolving Credit Facility

New York, NY—(BUSINESS WIRE)—January 28, 2015—Amira Nature Foods Ltd (Mauritius), a Mauritius company (‘‘Amira Mauritius’’), and Amira I Grand Foods Inc. (BVI), a British Virgin Islands company (the ‘‘Co-Issuer’’ and, together with Amira Mauritius, the ‘‘Issuers’’), are offering $225,000,000 aggregate principal amount of Senior Secured Second Lien Notes due 2020 (the ‘‘Notes’’). Amira Mauritius is a wholly owned subsidiary of Amira Nature Foods Ltd (BVI), a publicly traded BVI business company listed on the New York Stock Exchange, and the Co-Issuer is a wholly owned subsidiary of Amira Mauritius. Concurrent with the closing of the notes, the Company expects to enter into a new $35 million Senior Secured Revolving Credit Facility.

The Company intends to use the net proceeds from the offering to: support the development of its international operations, reduce short term debt, purchase land for its new manufacturing facility, general corporate purposes and to pay related fees and expenses. The Company expects the Revolving Credit Facility to remain undrawn at the time of closing of the sale of the Notes.

The Notes will be offered to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state or other jurisdiction's securities laws. Accordingly, the Notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act and any applicable state or other jurisdiction's securities laws.

The consummation of the proposed senior notes offering is subject to market and other conditions. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Amira Nature Foods

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Source: Amira Nature Foods Ltd

Safe Harbor for Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. The forward-looking statements in this release include statements regarding the offering of the Notes These forward-looking statements include, but are not limited to: our goals and strategies; our expansion plans; and our future business development. We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in our Annual Report on Form 20-F as well as other public filings with the Securities and Exchange Commission. Those risks are not exhaustive and reflect our expectations as of the date of this release. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

Amira Nature Foods Ltd
Bruce Wacha
Chief Financial Officer
bruce.wacha@theamiragroup.com

201-960-0745

or

FTI Consulting
Steven Balet
AmiraNatureFoods@fticonsulting.com

212-850-5717